Filed pursuant to Rule 253(g)(2)

File No. 024-12388

REGULATION A OFFERING CIRCULAR SUPPLEMENT NO. 3

(to the Offering Circular Dated February 24, 2026)

UNDER THE SECURITIES ACT OF 1933

Dated September 4, 2026

WELLSTREET FINANCIAL, INC.

MAXIMUM OFFERING AMOUNT: $40,000,000 OF COMMON SHARES

This Offering Circular Supplement No. 3 (the “Supplement”) supplements our Offering Circular filed February 24, 2026, as supplemented (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-12388), relating to the offer and sale by us of up to $40,000,000 Common Shares (the “Shares”).

RECENT DEVELOPMENTS

This Supplement is being filed to update, amend and supplement the information in the Offering Circular as follows.

On September 3, 2026, Wellstreet Financial, Inc., a Georgia corporation (the “Company”), terminated its contractual relationship with Texture Capital, Inc. (“Texture”), a broker-dealer registered with the SEC and a member of FINRA, which previously acted as the Company’s broker-dealer of record in connection with the Offering Statement, and, concurrently therewith, terminated its contractual relationship with Kore, the entity providing Texture’s online sales platform. Throughout the remainder of the offering the Company will process the sale of its securities under the Offering Statement internally.

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it